UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: March 31, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Deposit Agreement dated April 30, 2018 among ASE Industrial Holding Co., Ltd., later renamed to ASE Technology Holding, Co., Ltd (“ASE” or “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders of one percent (1%) or more of the total issued and outstanding Shares of the Company that the submission period for the submission of shareholder proposals pursuant to the R.O.C. Company Law in connection with the Company’s 2025 annual general shareholders’ meeting will begin on April 18, 2025 and end on April 28, 2025 (“Submission Period”). Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 18, 2025 and April 26, 2025. The 2025 annual general shareholders’ meeting will be held on June 25, 2025 and the ADR record date in connection with this meeting will be April 25, 2025. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).